Contact

www.linkedin.com/in/
ctaylorworldillustrated (LinkedIn)

Top Skills

Commercial Photography
Photos
Digital Photography

Charles Taylor

Chief Executive Officer at world illustrated inc
Fort Myers, Florida, United States

Summary

We are building integrating a global, multi-functional publishing and social network that could rival Pinterest or Instagram. Our USP is that we publish and integrate curated, professional, high quality, visual, written and audio content which is also available for merchandising and licensing. We launch in Summer 2021

Experience

world illustrated inc
Chief Executive Officer
December 2019 - Present (2 years 9 months)
Florida, United States

Avalon Licensing Limited
Chief Executive Officer
2016 - October 2020 (4 years)

Photoshot
Owner
2000 - 2014 (14 years)
